EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings [1]
Income from continuing operations before income taxes	$334.4	$720.7	$468.0	$674.8	$738.4	$450.6

Fixed charges [1]
Interest expense	62.5	84.9	122.7	133.5	136.8	139.7
Interest factor of net operating rents [2]	119.5	170.0	173.3	169.0	175.6	172.8
Total fixed charges	182.0	254.9	296.0	302.5	312.4	312.5

Earnings, as adjusted	$516.4	$975.6	$764.0	$977.3	$1,050.8	$763.1

Ratio of earnings to fixed charges	2.8	3.8	2.6	3.2	3.4	2.4

1
Earnings consist of income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net income attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

2	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.